FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R Sotamaa By R Sotamaa CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 9 March 2018

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
                Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	5 February 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.2	Stock Exchange announcement dated	5 February 2018	entitled	‘Unilever prices EUR 2bn Bonds on European Markets’
Exhibit	99.3	Stock Exchange announcement dated	12 February 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.4	Stock Exchange announcement dated	16 February 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.5	Stock Exchange announcement dated	21 February 2018	entitled	‘Director/PDMR Shareholding’

Exhibit 99.1:

RNS Number : 9557D
Unilever PLC
05 February 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Foods and Refreshment (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.76259	14,300.00
e)	Aggregated information - Volume - Total	14,300.00 £568,605.04
f)	Date of the transaction	2018-02-05
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.2:

RNS Number : 9728D
Unilever PLC
05 February 2018

UNILEVER PRICES €2.0 BILLION BONDS ON EUROPEAN MARKETS

London/Rotterdam, 5 February 2018.

Unilever has priced €2.0 billion in bonds on the European Markets today. The bonds comprise €500,000,000 of 0.5 per cent Fixed Rate Notes due August 2023, €700,000,000 of 1.125 per cent Fixed Rate Notes due February 2027 and €800,000,000 of 1.625 per cent Fixed Rate Notes due February 2033. They will be issued by Unilever NV and guaranteed by Unilever PLC and Unilever United States, Inc.  The bonds have a scheduled settlement date of 12 February 2018.

Unilever intends to use the proceeds for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ENDS

Media Enquiries: Please contact the Unilever Press Office at press-office.london@unilever.com or 0207 822 6719.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

About Unilever
Unilever is one of the world's leading suppliers of Home Care, Personal Care and Food & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 169,000 employees and generated sales of €52.7 billion in 2016. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.

Unilever's Sustainable Living Plan underpins the company's strategy and commits to:

* Helping more than a billion people take action to improve their health and well-being by 2020.

* Halving the environmental impact of our products by 2030.

* Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 50% faster than the rest of the business and delivered more than 60% of the company's growth in 2016.

Unilever was ranked number one in its sector in the 2017 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2017 GlobeScan/SustainAbility annual survey for the seventh year running. Unilever has pledged to become carbon positive in its operations by 2030. For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.3:

RNS Number : 5142E
Unilever PLC
09 February 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3849.0 p	4
e)	Aggregated information - Volume - Total	4 £153.96
f)	Date of the transaction	2018-02-08
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.4:

RNS Number : 1884F
Unilever PLC
16 February 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Blanchard elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Blanchard received 15,306 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Blanchard received 3,185 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3791.0p	15,306
		3791.0p	3,185
e)	Aggregated information - Volume - Total	18,491 £700,993.81
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Engel elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 3,216 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Engel received 710 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 142% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3791.0p	710
e)	Aggregated information - Volume - Total	710 £26, 916.10
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	President, Personal Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
i) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2015 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Jope elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 7,033 PLC ADRs and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2015 MCIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Mr Jope received 2,006 PLC ADRs after using a performance factor of 148% and including dividend reinvestment.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$53.08	2,006
e)	Aggregated information - Volume - Total	2,006 $106,478.48
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Kruythoff elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 5,863 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Ms Nair received 3,134 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 142% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Ms Nair received 1,640 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 142% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3791.0p	3,134
		3791.0p	1,640
e)	Aggregated information - Volume - Total	4,774 £180,982.34
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Foods and Refreshment (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.

Mr Paranjpe received 11,430 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.

Mr Paranjpe received 2,959 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3791.0p	11,430
		3791.0p	2,959
e)	Aggregated information - Volume - Total	14,389 £545,486.99
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Mr Pitkethly received 5,013 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 142% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Pitkethly received 3,454 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 142% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3791.0p	5,013
		3791.0p	3,454
e)	Aggregated information - Volume - Total	8,467 £320,983.97
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Polman elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 36,497 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.0p	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President, North America and Global Head of Customer Development (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
i) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2015 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Ms Sourry-Knox elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 3,939 PLC ADRs and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.0p	0
e)	Aggregated information - Volume - Total	0 $0.00
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Ms Sotamaa received 7,620 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Ms Sotamaa received 2,894 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		37.91	7,620
		3285.5p	2,894
e)	Aggregated information - Volume - Total	10,514 £398,585.74
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).

Mr Weed elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Weed received 15,306 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Weed received 7,721 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 148% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3791.0	15,306
		3791.0	7,721
e)	Aggregated information - Volume - Total	23,027 £872,953.57
f)	Date of the transaction	2018-02-13
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.5:

RNS Number : 5677F
Unilever PLC
21 February 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		00.00p	26,209
e)	Aggregated information - Volume - Total	26,209 £0.00
f)	Date of the transaction	2018-02-16
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		00.00p	12,772
e)	Aggregated information - Volume - Total	12,772 £0.00
f)	Date of the transaction	2018-02-16
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive ('ULE'))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Transfer of 100,000 Unilever PLC Ordinary 3 1/9 pence shares at nil consideration to his Closely Associated Person Mrs Catherine James-Weed.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		00.00 p	100,000
e)	Aggregated information - Volume - Total	100,000 £0.00
f)	Date of the transaction	2018-02-16
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Weed
2	Reason for the notification
a)	Position/status	Closely Associated Person to Keith Weed (PDMR - Chief Marketing & Communications Officer and a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Receipt of a transfer of 100,000 Unilever PLC Ordinary 3 1/9 pence shares at nil consideration from Keith Weed (PDMR).
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		00.00 p	100,000
e)	Aggregated information - Volume - Total	100,000 £0.00
f)	Date of the transaction	2018-02-16
g)	Place of the transaction	London Stock Exchange - XLON

 This information is provided by RNS
The company news service from the London Stock Exchange